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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-QSB

   (Mark One)

   [X]  QUARTERLY REPORT UNDER SECTION 13 OR 15(D) OF THE
        SECURITIES EXCHANGE ACT OF 1934

        For the quarterly period ended     March 31, 1996
                                    ------------------------

   [ ]  TRANSITION REPORT UNDER SECTION 13 OR 15(D) OF THE
        EXCHANGE ACT

        For the transition period from __________________  to  ________________

                  Commission file number     0-26700
                                        ---------------

                             UNION PROPERTY INVESTORS, INC.
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           (Exact name of small business issuer as specified in its charter)


                  DELAWARE                      65-0558152
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   (State or Other Jurisdiction of       (I.R.S. Employer Identification Number)
     Incorporation or Organization)



                  5200 TOWN CENTER CIRCLE, BOCA RATON  FLORIDA  33486
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                    (Address of principal executive offices)

                                 (407) 394-9388
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                (Issuer's Telephone Number, Including Area Code)


- - --------------------------------------------------------------------------------
              (Former name, former address and former fiscal year,
               if changed since last report)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X     No
    -----    -----

As of May 9, 1996, 3,789,171 shares of the registrant's common stock, par value $.01 per share, and 450,000 shares of the registrant's $10.00 redeemable preferred stock, par value $.01 per share, were outstanding.

Transitional Small Business Disclosure Format (check one):

Yes        No  X
   -----     -----
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Part I: Financial Information
- - -----------------------------
     Item 1 Financial Statements

                          UNION PROPERTY INVESTORS, INC
                                  BALANCE SHEET
                                   (UNAUDITED)
                                 MARCH 31, 1996

                                                            March 31, 1996
ASSETS                                                      --------------

   Cash and cash equivalents                                $    1,092,716
   Accounts receivable                                             161,128
   Due from related party                                          434,929
   Prepaid expenses and other assets                                68,736
   Property, improvements and equipment, net                    49,657,724
   Property held for sale, net                                     718,181
   Debt financing costs, net                                       215,860
                                                            --------------

   Total assets                                             $   52,349,274
                                                            --------------
                                                            --------------

LIABILITIES
   Mortgages and notes payable                              $   30,908,034
   Accrued interest                                                185,456
   Accounts payable and accrued expenses                           166,426
   Due to related party                                            615,326
   Dividend payable to related party                                90,000
   Current taxes payable                                            87,000
   Deferred income taxes                                           250,045
                                                            --------------

   Total liabilities                                            32,302,287
                                                            --------------

COMMITMENTS AND CONTINGENCIES

Redeemable preferred stock                                  $    4,500,000

STOCKHOLDERS' EQUITY
   Common stock: ($.01 par value, 20,000,000 shares
          authorized, 3,789,171 issued and outstanding)             37,892
   Additional paid-in surplus                                   15,180,333
   Accumulated earnings                                            328,762
                                                            --------------

   Total stockholders' equity                                   15,546,987
                                                            --------------
   Total liabilities and stockholders' equity               $   52,349,274
                                                            --------------
                                                            --------------


                See Accompanying Notes To Financial Statements

                          UNION PROPERTY INVESTORS, INC
                       STATEMENTS OF REVENUES AND EXPENSES
                                   (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995


                                                March 31, 1996  March 31, 1995
                                                --------------  --------------
REVENUES:
      Base rents                                  $   1,799,904 $   1,835,715
      Percentage rents                                   29,074             0
      Other income                                       36,576        10,710
      Expense reimbursements
        Real estate taxes                                99,533       175,339
        Common area maintenance                          70,849        52,O78
        Insurance                                        20,599        59,594
                                                  ------------- -------------

          Total revenues                              2,056,535     2,133,436
                                                  ------------- -------------

EXPENSES:
      Mortgage interest                                 615,354       632,334
      Depreciation and amortization                     410,483       401,950
      Asset and management fees to related party        264,173       164,880
      Real estate taxes                                 140,707       156,318
      Common area maintenance                           138,176       102,886
      Insurance                                          36,748        66,829
      General and administrative                         49,424        29,376
      Other property expense                                  0         5,182
                                                  ------------- -------------

          Total expenses                              1,655,065     1,559,755
                                                  ------------- -------------

      Income before income taxes                        401,470       573,681

      Provision for income taxes                        136,500       195,052
                                                  ------------- -------------

      Net income                                        264,970       378,629

      Distributions on preferred stock                  130,000             0
                                                  ------------- -------------

      Net income attributable to common
          stockholders                            $     134,970 $     378,629
                                                  ------------- -------------
                                                  ------------- -------------

      Net income per share of common stock        $        0.04     (1)
                                                  -------------
                                                  -------------

      Weighted average number of shares of
        common stock                                  3,789,171     (1)
                                                  -------------
                                                  -------------

(1) Historical earnings per share for the three months ended March 31, 1995 has not been included because the Company did not begin operations until August 4, 1995, and management has determined that historical earnings per share data for such period would not provide meaningful information. The other amounts set forth for the three months ended March 31, 1995 reflect historical amounts relating to the operation of the UPI Properties prior to the Transfer (as defined in the notes to the financial statements).



                 See Accompanying Notes to Financial Statements

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                         UNION PROPERTY INVESTORS, INC
                           STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 1996 AND 1995

                                              March 31, 1996   March 31, 1995
                                              --------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net revenues less expenses                 $      264,970   $      378,629
   Adjustments to reconcile net revenues
    less expenses to net cash provided
    by operating activities:
      Depreciation and amortization                  410,483          401,950
      Changes in assets and liabilities:
        (Increase) decrease in accounts
         receivable                                  (96,279)          53,238
        Decrease in prepaid expenses and
         other assets                                  4,857           66,827
        Increase in due from related party           (28,093)               0
        Increase in accrued interest                 185,456                0
        (Decrease) increase in accounts
         payable and accrued expenses                (25,575)         135,663
        Increase in due to related party             459,398                0
        Increase in current taxes payable             87,000                0
                                              --------------   --------------

    Net cash provided by operating activities      1,262,217        1,036,307
                                              --------------   --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Principal repayments on mortgage payable         (134,521)        (113,021)
   Proceeds from notes payable                     2,000,000                0
   Preferred stock redemption                     (2,000,000)               0
   Payment of dividends                             (137,797)               0
   Distributions to Corporate                              0         (923,286)
                                              --------------   --------------

   Net cash used in financing activities            (272,318)      (1,036,307)
                                              --------------   --------------
NET INCREASE IN CASH                                 969,899                0

CASH, BEGINNING OF YEAR                              102,817                0
                                              --------------   --------------
CASH, END OF YEAR                             $    1,092,716   $            0
                                              --------------   --------------
                                              --------------   --------------
CASH PAID FOR
  Interest                                           429,898          632,334
                                              --------------   --------------
                                              --------------   --------------
  Taxes                                               49,500                0
                                              --------------   --------------
                                              --------------   --------------
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY
   Assumption of Cary mortgage                $            0   $    1,175,000
                                              --------------   --------------
                                              --------------   --------------

                  See Accompanying Notes To Financial Statements

                         UNION PROPERTY INVESTORS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                                   (UNAUDITED)

     The accompanying financial statements of Union Property Investors, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with the instructions to Form 10-QSB and Rule 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial statements have been included herein. The financial statements as of March 31, 1996 and 1995 are unaudited. The financial statements reflecting results of operations for the interim periods are not necessarily indicative of the results of operations for the fiscal year. For further information, refer to the financial statements and footnotes included thereto in the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995.

ORGANIZATION AND BASIS OF PRESENTATION

     The Company's common stock, par value $.01 per share (the "Common Stock") began trading on December 11, 1995 in the "pink sheets" in the over-the-counter market and on the OTC Bulletin Board. The Common Stock has traded under the symbol "UPIC" since such date. Prior to such date, there was no public market for the Common Stock.

     On August 4, 1995 and October 30, 1995, Milestone Properties, Inc. ("Milestone") transferred to the Company five and eleven retail properties (the "Transfer"), respectively (collectively, the "UPI Properties"). On November 20, 1995, the Company was spun-off from Milestone upon the distribution by Milestone (the "Distribution") of all the outstanding shares of the Common Stock, par value $.01 per share to Milestone's common stockholders of record as of October 31, 1995, on a share-for-share basis and for no consideration. The Transfer has been accounted for in a manner similar to that in a pooling of interest accounting. Therefore, the UPI Properties were reflected at the historical cost basis of Milestone.

     Prior to August 4, 1995, the Company had no operations and, as such, the Statement of Revenues and Expenses for the period ended March 31, 1995 (the "Statement") consists of historical revenue and expense amounts relating to the operation of the UPI Properties prior to the Transfer ("Historical Amounts"). The Statement gives effect to (1) an allocation to the Company of a portion of the salaries of Milestone's officers and general and administrative expenses related to Milestone's corporate office, and (2) an allocation of Milestone's income taxes associated with the Historical Amounts that the Company would have incurred on a stand-alone basis.

     The Statement of Revenues and Expenses for the period ended March 31, 1996 are based on the Company's actual results of operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION.

GENERAL

     Union Property Investors, Inc. (the "Company") is in the business of acquiring, owning and developing real estate. Currently, the Company's operations consist of the ownership of sixteen retail properties (the "UPI Properties").

     The Company is exploring alternatives to enable it to qualify for treatment as a Real Estate Investment Trust ("REIT") or to sell the Company's common stock, par value $.01 per share (the "Common Stock"), or assets to, or merge with, a REIT, to enhance Common Stockholder value and, to the extent it would be beneficial to the Company's strategy to attain REIT qualification, to explore opportunities for the acquisition of additional REIT qualified assets, particularly income-producing properties. The Company can not currently satisfy all of the requirements for qualification as a REIT.

     Information regarding the requirements the Company would need to satisfy to qualify as a REIT and, if qualified and elected, to maintain REIT status, is set forth in the Company's Registration Statement on Form 10-SB, filed with the Securities and Exchange Commission on August 31, 1995, as amended, to which reference is hereby made.

     The Company entered into an agreement with LSG Advisors, a division of Societe Generale Securities Corporation ("LSG"), on February 5, 1996 (the "LSG Agreement"), under which it has retained LSG to act as the Company's exclusive financial advisor in connection with the Company's qualification as a REIT or
possible sale or merger transaction with or to a REIT.   The LSG Agreement is
terminable by either the Company or LSG after August 5, 1996. If, during the period LSG is retained by the Company or within six months thereafter, (i) the Company consummates a sale or merger transaction or enters into a definitive agreement with any third party which subsequently results in a sale or merger transaction and (ii) LSG identified, advised the Company with respect to, or had discussions regarding such sale or merger transaction, LSG will be entitled to a transaction fee equal to 1.75% of the aggregate purchase consideration of such sale or merger.

     Substantially all of the Company's income is currently being used to pay principal and interest expenses on the mortgages underlying the UPI Properties and to pay to Milestone Properties, Inc. ("Milestone"), which spun-off the Company in November 1995, (a) certain fees for administrative and property management services and (b) dividends and the redemption price relating to the Company's preferred stock, par value $.01 per share and $10 per share redemption value and liquidation preference (the "Preferred Stock"). Therefore, while the Company will have enough cash to operate and own the UPI Properties in 1996, the Company will likely be required to borrow to acquire additional assets. The Company may also seek, from time to time, to dispose of properties.

     The Company is also exploring other financing opportunities, including financing and refinancing certain of the UPI Properties.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

     Revenues of the Company decreased by $76,901, or 3.60%, to $2,056,535 for the three months ended March 31, 1996, from $2,133,436 for the three months ended March 31, 1995, primarily due to a decrease in expense reimbursements of approximately $96,000 due to lower real estate tax expense and insurance expense.

     Operating expenses of the Company increased by $103,757, or 19.75%, to $629,228 for the three months ended March 31, 1996, from $525,471 for the three months ended March 31, 1995, primarily due to the net effect of (1) an increase in common area maintenance expenses of approximately $35,000 due to increased snow removal costs incurred in 1996, (2) an increase in related party management fees of approximately $99,000 due to a change in the calculation of such fees in 1996, and (3) decreases in real estate tax expense and insurance expense of approximately $46,000 due to lower tax assessments and/or lower tax rates and a lower insurance premium in 1996, respectively.

     Interest expense decreased $16,980, or 2.69%, to $615,354 for the three months ended March 31, 1996, from $632,334 for the three months ended March 31, 1995 primarily due to principal reductions on the property mortgages.

     Depreciation and amortization increased $8,533, or 2.12%, to $410,483 for the three months ended March 31, 1996, from $401,950 for the three months ended March 31, 1995, primarily due to minor property improvements incurred during 1995.

LIQUIDITY AND CAPITAL RESOURCES

     The primary source of capital to fund the Company's real estate acquisition and development activities is expected to be obtained from the financing and refinancing of the UPI Properties, commercial credit lines, and from third-party institutional mortgages and purchase money mortgages provided by sellers obtained in connection with specific acquisitions. The Company is actively seeking commitments for such funding.

     The Company has a $3,000,000 line of credit with First Union National Bank of Florida with borrowing to bear interest, at the option of the Company, at either prime plus .25% or LIBOR plus 2.2%. The line of credit, which was obtained by Milestone in February 1995 and assigned to the Company in November 1995, has an 18-month term which may be extended and is secured by a first mortgage encumbering one of the UPI Properties located in Morganton, North Carolina. As of March 31, 1996, the Company had borrowed $2,000,000 which was then outstanding under such line of credit.

     The Company's existing borrowings and the encumbrances on the UPI Properties securing those borrowings may inhibit the Company or result in increased costs in connection with the Company's ability to incur future indebtedness and/or raise substantial equity capital in the marketplace.

     The Company expects to meet its short term financing needs with cash generated from the operation of the UPI Properties and funds available under its $3,000,000 line of credit with First Union National Bank. Management is not aware of any trends or events, commitments or uncertainties that will impact liquidity in a material way.

CASH FLOW

     Net cash provided by operating activities of $1,262,217 for the three months ended March 31, 1996 is comprised of (1) net income of $264,970, (2) adjustments to net income of $410,483 for depreciation and amortization expense, and (3) a change in operating assets and liabilities of $586,764. Net cash provided by operating activities of $1,036,307 for the three months ended March 31, 1995 was comprised of (1) net income of $378,629, (2) adjustments to net income of $401,950 for depreciation and amortization expense, and (3) a change of $255,728 in operating assets and liabilities.

     Net cash used in financing activities of $272,318 for the three months ended March 31, 1996 is comprised of (1) principle repayments on mortgage payable of $134,521, (2) proceeds from notes payable of $2,000,000, (3) Preferred Stock redemption payment of $2,000,000, and (4) payment of Preferred Stock dividends of $137,797. Net cash used in financing activities of $1,036,307 for the three months ended March 31, 1995 was comprised of (1) principle repayments of $113,021 on mortgage payable and (2) net distributions of $923,286 to various corporate accounts of Milestone.

                           PART II - OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS.

     The Company is not a party to any legal proceedings. An action was commenced on January 30, 1996 in the Court of Chancery in the State of Delaware against Milestone, its Board of Directors and Concord Assets Group, Inc. ("Concord"). The Company was a wholly-owned subsidiary of Milestone until November 1995, and Milestone currently owns all of the Company's outstanding Preferred Stock. Concord, together with its affiliates, owns approximately 75% of the Common Stock, and its executive officers and directors are also executive officers and directors of the Company and Milestone. In the action, the plaintiff, a preferred stockholder of Milestone purporting to bring the action on behalf of himself and other preferred stockholders of Milestone, is seeking, among other things, damages from Milestone and rescission of (1) Milestone's transfer of sixteen of its retail properties to the Company in October 1995 and
(2) Milestone's distribution on a share-for-share basis and for no consideration of all of the shares of the Common Stock to Milestone's common stockholders in November 1995. Milestone has moved to dismiss the complaint.

ITEM 5.   OTHER INFORMATION.

     On March 21, 1996, the Company borrowed $2,000,000 under its line of credit with First Union National Bank of Florida to pay for the redemption on March 22, 1996 of 200,000 shares of the Preferred Stock owned by Milestone at $10.00 per share plus an amount equal to the accrued and unpaid dividends thereon for a total redemption price of approximately $2,040,000. As a result of such redemption, the dividend rate on the Preferred Stock as of January 1, 1996 is currently 8% per annum.

ITEM 6.   EXHIBITS AND REPORTS ON FORM 8-K.

     No reports on Form 8-K were filed during the quarter for which this report is being filed.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   UNION PROPERTY INVESTORS, INC.
                                   ------------------------------
                                             (Registrant)



Date:  May 13, 1996                 /s/ Robert A. Mandor
                                    -----------------------------
                                    Robert A. Mandor
                                    President and Chief Financial Officer



Date:  May 13, 1996                 /s/ Joan LeVine
                                    -----------------------------
                                    Joan LeVine
                                    Senior Vice President, Treasurer
                                     and Controller